Exhibit 99.1

Directors’ Share Dealing

London: Friday, August 18, 2017:  Hutchison China MediTech Limited (“Chi-Med”) (AIM/Nasdaq: HCM) has received notifications that:-

(a)

Mr Simon To, Executive Director and Chairman, through Wencheng Capital Limited (“WCL”), a person closely associated (“PCA”) with Mr To, purchased a total of 4,900 American Depositary Shares of the Company (“ADSs”, each representing one half of one ordinary share of US$1.00 each in the capital of Chi-Med) on August 15, 2017 at a price of US$24.50 per ADS.  WCL is controlled by the trustee of Wencheng Trust (“WT”) which has been established for the benefit of Mr To’s family member, of which Mr To is the settlor; and

(b)	Ms Edith Shih, Non-executive Director and Company Secretary, purchased a total of 5,336 ADSs at an average price of US$24.92 per ADS on August 16 and 17, 2017.

Following the above purchases,  (i)  Mr To is interested in 118,489 ADSs (in Dynamic Drive Trust (“DDT”) and WT of which his family members are the beneficiaries) and 180,000 Ordinary Shares (including the holding of 78,000 Ordinary Shares in DDT of which his family members are the beneficiaries), representing in aggregate approximately 0.39% of the current issued share capital of Chi-Med;  and (ii) Ms Shih is interested in 96,000 ADSs and 70,000 Ordinary Shares, representing approximately 0.19% of the current issued share capital of Chi-Med.

The notifications set out below are provided in accordance with the requirements of the EU Market Abuse Regulation.

(a)	Wencheng Capital Limited

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Wencheng Capital Limited
2	Reason for the notification
a)	Position/status

Person closely associated with Mr Simon To, Executive Director and Chairman.  Wencheng Capital Limited is controlled by the trustee of Wencheng Trust which has been established for the benefit of Mr To’s family members, of which Mr To is the settlor.

b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction

Acquisition of 4,900 ADSs in the name of Wencheng Capital Limited which holds the ADSs for a family trust (Wencheng Trust) of which Mr To is the settlor on August 15, 2017 at a price of US$24.50 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$24.50	4,900

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	2017-08-15
f)	Place of the transaction	Nasdaq Stock Market

(b)	Ms Edith Shih

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Ms Edith Shih
2	Reason for the notification
a)	Position/status	Non-executive Director and Company Secretary
b)	Initial notification/Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Hutchison China MediTech Limited
b)	LEI	2138006X34YDQ6OBYE79
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ADS each representing one half of one Ordinary Share of US$1.00 ADS ISIN: US44842L1035
b)	Nature of the transaction	Acquisition of 5,336 ADSs on August 16 and 17, 2017 at an average price of US$24.92 per ADS.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$24.73	1,000
		US$24.74	300
		US$24.75	802
		US$24.80	400
		US$24.79	31
		US$25.08	1,748
		US$25.07	300
		US$25.06	52
		US$25.09	703

d)	Aggregated information - Aggregated volume - Price	Aggregated volume: 5,336 ADSs Price information: US$24.92
e)	Date of the transaction	2017-08-16 – acquisition of 2,533 ADSs 2017-08-17 – acquisition of 2,803 ADSs
f)	Place of the transaction	Nasdaq Stock Market

About Chi-Med

Chi-Med is an innovative biopharmaceutical company which researches, develops, manufactures and sells pharmaceuticals and healthcare products.  Its Innovation Platform, Hutchison MediPharma Limited, focuses on discovering and developing innovative therapeutics in oncology and autoimmune diseases for the global market. Its Commercial Platform manufactures, markets, and distributes prescription drugs and consumer health products in China.

Chi-Med is majority owned by the multinational conglomerate CK Hutchison Holdings Limited (“CK Hutchison”) (SEHK: 0001). For more information, please visit: www.chi-med.com.

CONTACTS

Investor Enquiries
Mark Lee, SVP Corporate Finance & Development	+852 2121 8200

U.K. & International Media Enquiries
Anthony Carlisle, Citigate Dewe Rogerson	+44 7973 611 888 (Mobile)	anthony.carlisle@cdrconsultancy.co.uk

U.S. Based Media Enquiries
Brad Miles, BMC Communications	+1 (917) 570 7340 (Mobile)	bmiles@bmccommunications.com
Susan Duffy, BMC Communications	+1 (917) 499 8887 (Mobile)	sduffy@bmccommunications.com

Investor Relations
Matt Beck, The Trout Group	+1 (917) 415 1750 (Mobile)	mbeck@troutgroup.com
David Dible, Citigate Dewe Rogerson	+44 7967 566 919 (Mobile)	david.dible@citigatedr.co.uk

Panmure Gordon (UK) Limited
Richard Gray / Andrew Potts	+44 (20) 7886 2500